UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

ANGI HOMESERVICES INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00183L 102

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone:  (212) 314-7300

Facsimile:  (212) 314-7309

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

1	Name of Reporting Person or I.R.S. Identification No. of Above Person IAC/InterActiveCorp (59-2712887)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 420,980,478 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 420,980,478 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 420,980,478 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11) 86.5% (2)

14	Type of Reporting Person CO

(1)         Reflects 420,980,478 shares of Class B Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”) on an as converted basis into shares of Class A Common Stock, par value $0.001, of ANGI Homeservices Inc. (the “Class A Common Stock”) in accordance with their terms.

(2)         Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of Class A Common Stock on a one-for-one basis.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, IAC beneficially owns equity securities of ANGI Homeservices representing approximately 98.5% of the total number of votes of all classes of common stock of ANGI Homeservices, based on 65,481,643 shares of Class A Common Stock outstanding as of August 9, 2018 and 420,980,478 shares of Class B Common Stock outstanding as of the date of this report.

Introductory Note

The Report on Schedule 13D relating to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of ANGI Homeservices Inc., a Delaware corporation (the “Company” or “ANGI”), initially filed by IAC/InterActiveCorp (“IAC”) with the Securities and Exchange Commission (the “SEC”) on October 3, 2017 (the “Initial Schedule 13D”), is hereby amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 1 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 3.         Source or Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of September 29, 2017, by and between IAC and the Company, 432,682, 698,460 and 19,686 shares of Class B Common Stock were issued to IAC on December 31, 2017, March 31, 2018 and September 30, 2018, respectively, as reimbursement for shares of common stock, par value $0.001 of IAC issued in connection with the: (i) exercise and vesting of IAC equity awards and/or (ii) settlement of equity awards denominated in shares of an ANGI subsidiary, in each case, held by ANGI employees.

In addition, pursuant to the post-closing adjustment provision of the Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 thereto, dated as of August 26, 2017, by and among Angie’s List, Inc., IAC, the Company and Casa Merger Sub, Inc., 5,076, 035 shares of Class B Common Stock were issued to IAC on October 10, 2018.

Item 5.         Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a)         IAC beneficially owns 420,980,478 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis, at any time at the election of the holder of such shares.  On an as-converted basis, as of the date of this report, IAC is the beneficial owner of equity securities of ANGI Homeservices representing approximately 98.5% of the voting power of ANGI, based on 65,481,643 shares of Class A Common Stock outstanding as of August 6, 2018 and 420,980,478 shares of Class B Common Stock outstanding as of the date of this report capital stock and approximately 86.5% of the outstanding shares of ANGI capital stock.

Item 7.         Material to Be Filed as Exhibits.

Exhibit No.	Description
7.1

Investor Rights Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.2 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.2

Contribution Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.3

Employee Matters Agreement, dated as of September 29, 2017, by and between IAC/InterActiveCorp and ANGI Homeservices Inc. (filed as Exhibit 2.5 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on October 2, 2017).

7.4

Agreement and Plan of Merger, dated as of May 1, 2017, by and among Angie’s List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. (f/k/a Halo TopCo, Inc.) and Casa Merger Sub, Inc. (filed as Exhibit 2.1 to IAC/InterActiveCorp’s Current Report on Form 8-K dated September 29, 2017, filed with the Securities and Exchange Commission on May 2, 2017).

7.5

Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017, by and among Angie’s List, Inc., IAC/InterActiveCorp, ANGI Homeservices Inc. and Casa Merger Sub, Inc.(filed as Exhibit 2.1 to Angie’s List’s Current Report on Form 8-K dated August 26, 2017, filed with the Securities and Exchange Commission on August 30, 2017).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2018

IAC/INTERACTIVECORP

/s/ Gregg Winiarski
Gregg Winiarski
Executive Vice President, General Counsel & Secretary